Exhibit 8.1

LIST OF SUBSIDIARIES

As of the end of 2025:
Name of Subsidiary	Country of Incorporation
Nova Measuring Instruments, Inc.	Delaware, U.S.
Nova Measuring Instruments K.K.	Japan
Nova Measuring Instruments Taiwan Ltd.	Taiwan
Nova Measuring Instruments Korea Ltd.	Korea
Nova Measuring Instruments GmbH	Germany
Nova Measuring Instruments (Shanghai) Co., Ltd	China
Nova Measuring Instruments Singapore Pte Ltd	Singapore
Sentronics Metrology GmbH*	Germany

*Wholly owned by Nova Measuring Instruments GmbH.